Exhibit 4.7

2012 LEASE MODIFICATION AND EXTENSION

THIS 2012 LEASE MODIFICATION AND EXTENSION ENTERED INTO AS OF THIS 5th DAY OF February, 2013 BY ZOHAR ZISAPEL PROPERTIES, INC. AND YEHUDA ZISAPEL PROPERTIES, INC., both New Jersey corporations (“Lessor”), with offices located at 900 Corporate Drive, Mahwah, New Jersey, 07430 and RADCOM Equipment, Inc. (“Lessee”), with offices located at 6 Forest Avenue, Paramus, New Jersey, 07652.

WITNESSETH:

WHEREAS, Lessor and Lessee entered into a Lease Agreement dated January 15, 2001, covering approximately 8,946 square feet of office space in Premises located at 6 Forest Avenue, Paramus, New Jersey (the “Lease Agreement”); and

WHEREAS, the parties entered into an Extension and Modification of Lease dated October 14, 2005 extending the Lease Agreement for an additional Five (5) year term commencing January 15, 2006 and expiring January 14, 2011; and agreeing to reduce the Demised Premises from 8,946 gross rentable square feet to 6,131 gross rentable square feet (the “Lease Extension”); and

WHEREAS, the parties entered into a Modification of Lease and Release Agreement dated as of September 15, 2010 providing that Lessee vacate 1,527 gross rentable square feet of office space and be released from the terms of the Lease Agreement and Lease Extension as to such vacated office space (the “Modification of Lease”); and

WHEREAS, the parties entered into a Lease Extension dated December 2010 extending the Modification of Lease for an additional term commencing on January 15, 2011 and expiring on December 31, 2012 (the Second Lease Extension); and

WHEREAS, the parties have agreed to modify the space being defined as the Demised Premises or Premises in the Lease Agreement and to extend the Lease Agreement for an additional two (2) years to December 31, 2014;

NOW, THEREFORE, the parties hereto agree as follows:

1.           Demised Premises or Premises shall be deemed to be 2,850 gross rentable square feet on the First floor in the building known as 6 Forest Avenue, Paramus, New Jersey, as shown on Exhibit A hereto, which includes an allocable share of the Common Facilities as defined in Article 41 (a).

2.           The Lease Agreement is hereby extended for an additional two (2) year term commencing on January 1, 2013 and expiring December 31, 2014 (the “Renewal Term”).

3.           During the Renewal Term hereof, Lessee shall pay to Lessor for the Demised Premises, Fixed Basic Rent at the rate of $17.50 per gross rentable square foot per annum, which is $49,875.00 per annum and $4,156.25 per month.  Rent for any period during the Renewal Term hereof which is for less than one month shall be a pro-rata portion of the monthly installment.

4.           During the Renewal Term, the base year for computing Base Period Costs shall be calendar 2011.

5.           During the Renewal Term, the Electric Energy Charge shall remain $1.50 per gross rentable square foot of the Premises.

6.           Lessee’s Percentage shall be 10.10; the total gross rentable square footage of the Building is 28,220.

7.           The parties agree the Demised Premises are being taken “as is” and that Lessee will not be responsible or perform any fit up for this space, except as set forth below.  Fit up will consist of painting and carpeting of the whole Premises.  Lessor will provide an allowance of $5,600.00 which is 40% of the estimated cost for this fit up.  The remaining cost of fit up will be paid by Lessee at the time of occupancy.

8.           Paragraph 18 of the Preamble of the Lease Agreement is amended to read:

(1)        Lessor:                                     Zisapel Properties
900 Corporate Drive
Mahwah, New Jersey 07430
ATTN: Paul Sweeney
  Vice President

Cc:          Colliers International NJLLC
119 Cherry Hill Road
Parsippany, NJ  07054

Donald W. Reeder, Esq.
112 Franklin Turnpike
Suite 200
Waldwick, NJ  07463

(2)           Lessee:                                   RADCOM Equipment, Inc.
6 Forest Avenue
Paramus, NJ  07652
Attn:  David Judge, Director of Finance

(3)           Checks payable to:               Zisapel Properties

Mail payments to:                Colliers International NJLLC
380 Madison Avenue - Third Floor
New York, NY 10017

9.           The parties represent each to the other that no broker has negotiated in bringing about this 2012 Lease Modification and Extension.  Each of the parties agrees to indemnify the other and hold it harmless from any and all claims of other brokers and expenses in connection therewith, arising out of or in connection with any claim by one party against the other that the aforesaid statement(s) is untrue.

10.         All capitalized words and terms in this 2012 Lease Modification and Extension shall have the same meaning as defined in the Lease Agreement, the Lease Extension, the Modification of Lease, and the Second Lease Extension.  Except for the foregoing terms, conditions and amendments, this  2012 Lease Modification and Extension shall be on the same terms, conditions and provisions of the Lease Agreement, the Lease Extension, the Modification of Lease and the Second Lease Extension,  now in effect and which are incorporated herein by reference thereto as if set forth herein at length.

IN WITNESS WHEREOF, the parties hereto have hereunto set their hands and seals the day and year first above written.

LESSOR: Zohar Zisapel Properties, Inc.		LESSEE: RADCOM Equipment, Inc.
By:	/s/ Paul Sweeney	By:	/s/ David Judge
	Paul Sweeney, Vice President		David Judge, Director of Finance

Yehuda Zisapel Properties, Inc.

By:	/s/ Paul Sweeney
Paul Sweeney, Vice President